Exhibit 12(a)

Kentucky Utilities Company

Ratio of Earnings to Fixed Charges
For the Periods as Shown

($ millions)

		2006	2007	2008	2009	January 1, 2010 through October 31, 2010	November 1, 2010 through December 31, 2010	March 31, 2011
Earnings:
Income from continuing operations before income taxes		$226	$244	$226	$200	$218	$55	$90
Exclude amounts reflected in line above:
Undistributed income of Electric Energy, Inc.		2	5	—	(11)	4	—	1
Mark to market impact of derivative instruments(1)		—	—	1	(1)	—	—	—
Add fixed charges (see below)		41	59	77	79	71	11	19
Total Earnings	(A)	$265	$298	$302	$291	$285	$66	$108
Fixed charges:
Interest expense		$39	$57	$74	$76	$69	$10	$18
Estimated interest component of rental expense(2)		2	2	3	3	2	1	1
Preferred stock dividends		—	—	—	—	—	—	—
Total Fixed Charges	(B)	$41	$59	$77	$79	$71	$11	$19
Ratio of Earnings to Fixed Charges	(A) ÷ (B)	6.46	5.05	3.92	3.68	4.01	6.00	5.68

(1) Represents unrealized gains or losses on derivative instruments recorded in the statements of income.

(2) Represents one-third of rentals charged to operating expense.